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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

              Report on Form 6-K dated for the month of April, 2007

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                               COPA HOLDINGS, S.A.
                 (Translation of Registrant's Name Into English)

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       Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
                           Urbanizacion Costa del Este
                       Complejo Business Park, Torre Norte
                                 Parque Lefevre
                               Panama City, Panama
                    (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F    [X]        Form 40-F     [ ]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                   Yes          [ ]        No            [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82- )

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Enclosure: Press Release - COPA HOLDINGS ANNOUNCES 21.8% TRAFFIC GROWTH FOR
MARCH 2007

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           COPA HOLDINGS ANNOUNCES 21.8% TRAFFIC GROWTH FOR MARCH 2007

    PANAMA CITY, April 11 /PRNewswire-FirstCall/ -- Copa Holdings, S.A. (NYSE:
CPA), and its Copa Airlines and Aero Republica operating subsidiaries, today released preliminary passenger traffic statistics for March 2007:

                                  March      March     Change
Copa Holdings  (Consolidated)     2007       2006        (%)
-----------------------------   --------   --------   --------
ASM (mm) (1)                       636.2      551.8       15.3%
RPM (mm) (2)                       478.0      392.5       21.8%
Load Factor (3)                     75.1%      71.1%       4.0p.p.

Copa Airlines
ASM (mm) (1)                       503.5      420.6       19.7%
RPM (mm) (2)                       411.9      331.6       24.2%
Load Factor (3)                     81.8%      78.8%       3.0p.p.

AeroRepublica
ASM (mm) (1)                       132.6      131.2        1.1%
RPM (mm) (2)                        66.0       60.9        8.5%
Load Factor (3)                     49.8%      46.4%       3.4p.p.

1. Available seat miles (ASM) - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles (RPM) - represents the numbers of miles flown by revenue passengers
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized

    For the month of March 2007, Copa Holdings' system-wide passenger traffic
(RPM) increased 21.8%, while capacity (ASM) increased 15.3%. System load factor for March 2007 was 75.1%, an increase of 4 percentage points when compared to March 2006.

    Copa Airlines passenger traffic (RPM) for March 2007 increased 24.2% while capacity (ASM) increased 19.7%. This resulted in a load factor of 81.8%, an increase of 3 percentage points when compared to March 2006.

    Aero Republica passenger traffic (RPM) for March 2007 increased 8.5%, while capacity (ASM) increased 1.1%. Aero Republica's load factor for the month was 49.8%, a 3.4 percentage point increase when compared to March 2006.

    Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers approximately 110 daily scheduled flights to 36 destinations in 21 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. Aero Republica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines' Hub of the Americas through flights from Bogota, Cali, Cartagena and Medellin.

    CPA-G

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                         Copa Holdings, S.A.
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                                                         (Registrant)
Date: 04/11/2007

                                                         By:    /s/ Victor Vial
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                                                         Name:  Victor Vial
                                                         Title: CFO